May 7, 2025

Seto Wai Yue
Chief Executive Officer
Dreamland Limited
c/o No. 5, 17th Floor
PeakCastle, No. 476 Castle Peak Road
Cheung Sha Wan
Kowloon, Hong Kong

       Re: Dreamland Limited
           Amendment No. 1 to Registration Statement on Form F-1
           Filed April 30, 2025
           File No. 333-286471
Dear Seto Wai Yue:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 25, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-1
General

1. We note your revisions to the Resale Prospectus cover page in response to prior comment 1. Please revise the Resale Prospectus cover page to state, if true, that the holding company "will" rely on dividends paid by its subsidiaries, as you do on the
       Public Offering Prospectus cover page. In this regard, we note your current disclosure that you "may" rely on dividends and other distributions on equity paid by Trendic.
       Additionally, we note your disclosure on the Resale Prospectus cover page that investors may never directly hold equity interests in Trendic. Please revise to clarify, if true, that Trendic is your wholly owned subsidiary, a Hong Kong operating
 May 7, 2025
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       company, and the subsidiary through which you conduct your business. Further, please revise your Public Offering Prospectus cover page to disclose (i) that if Trendic incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to you and (ii) that Trendic declared and paid a dividend of HK$5,500,000 to its shareholders for the year ended March 31, 2024. In this regard, please refer to your disclosure on your Resale Prospectus cover page.
        Please contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or David Gessert at 202-551-2326 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Louise Liu, Esq.